Exhibit 99.1

Westlake Chemical OpCo LP
Combined Financial Statements for the three months ended March 31, 2015

FINANCIAL STATEMENTS
WESTLAKE CHEMICAL OPCO LP
BALANCE SHEETS
(Unaudited)

	March 31, 2015	December 31, 2014

	(in thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$143,005	$131,545
Accounts receivable, net—Westlake Chemical Corporation ("Westlake")	37,982	18,529
Accounts receivable, net—third parties	16,997	37,520
Inventories	4,564	6,634
Prepaid expenses and other current assets	122	212
Total current assets	202,670	194,440
Property, plant and equipment, net	866,546	842,057
Other assets, net
Goodwill	5,814	5,814
Deferred charges and other assets, net	48,018	51,919
Total other assets, net	53,832	57,733
Total assets	$1,123,048	$1,094,230
LIABILITIES
Current liabilities
Accounts payable—Westlake	$11,827	$5,332
Accounts payable—third parties	15,568	12,348
Accrued liabilities	6,104	11,225
Total current liabilities	33,499	28,905
Long-term debt payable to Westlake	257,829	227,638
Deferred income taxes	1,902	1,848
Total liabilities	293,230	258,391
Commitments and contingencies (Notes 8 and 13)
EQUITY
Limited partners interest—Westlake	499,467	504,854
Limited partner interest—Westlake Chemical Partners LP	330,351	330,985
Total equity	829,818	835,839
Total liabilities and equity	$1,123,048	$1,094,230
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2015	2014
		Predecessor

	(in thousands of dollars)
Revenue
Net sales—Westlake	$208,913	$383,927
Net co-product, ethylene and feedstock sales—third parties	49,478	176,087
Total net sales	258,391	560,014
Cost of sales	162,164	327,700
Gross profit	96,227	232,314
Selling, general and administrative expenses	5,046	7,778
Income from operations	91,181	224,536
Other income (expense)
Interest expense—Westlake	(1,376)	(3,591)
Other income, net	5	1,252
Income before income taxes	89,810	222,197
Provision for income taxes	467	78,323
Net income	$89,343	$143,874
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Predecessor	Westlake Chemical OpCo LP
	Net Investment	Limited Partners Interest—Westlake	Limited Partner Interest—Westlake Chemical Partners LP	Total

	(in thousands of dollars)
Balance as of December 31, 2013	$455,432	$—	$—	$455,432
Net income	143,874	—	—	143,874
Net distributions to Westlake	(192,213)	—	—	(192,213)
Balance as of March 31, 2014	$407,093	$—	$—	$407,093

Balance as of December 31, 2014	$—	$504,854	$330,985	$835,839
Net income	—	79,890	9,453	89,343
Quarterly distribution for the period from October 1, 2014 to December 31, 2014	—	(85,277)	(10,087)	(95,364)
Balance as of March 31, 2015	$—	$499,467	$330,351	$829,818
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2015	2014
		Predecessor

	(in thousands of dollars)
Cash flows from operating activities
Net income	$89,343	$143,874
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19,803	19,014
Recovery of doubtful accounts	—	(60)
Loss from disposition of fixed assets	1	353
Deferred income taxes	54	3,267
Income from equity method investment, net of dividends	—	72
Changes in operating assets and liabilities
Accounts receivable—third parties	20,523	15,493
Net accounts receivable—Westlake	(12,958)	—
Inventories	2,070	30,707
Prepaid expenses and other current assets	90	83
Accounts payable	855	(19,198)
Accrued and other liabilities	(3,301)	877
Other, net	(307)	3,404
Net cash provided by operating activities	116,173	197,886
Cash flows from investing activities
Additions to property, plant and equipment	(39,540)	(51,305)
Settlements of derivative instruments	—	(409)
Net cash used for investing activities	(39,540)	(51,714)
Cash flows from financing activities
Proceeds from debt payable to Westlake	30,191	46,041
Quarterly distribution for the period from October 1, 2014 to December 31, 2014	(95,364)	—
Net distributions to Westlake prior to initial public offering	—	(192,213)
Net cash used for financing activities	(65,173)	(146,172)
Net increase in cash and cash equivalents	11,460	—
Cash and cash equivalents at beginning of period	131,545	—
Cash and cash equivalents at end of period	$143,005	$—
The accompanying notes are an integral part of the combined financial statements.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of dollars)

1. Description of Business and Basis of Presentation
Description of Business
Westlake Chemical OpCo LP ("OpCo") was formed on May 6, 2014 by Westlake. On August 4, 2014, Westlake Chemical Partners LP (the "Partnership" or "WLKP"), a Delaware limited partnership formed in March 2014, completed its initial public offering (the "IPO") of 12,937,500 common units representing limited partner interests in OpCo. In connection with the IPO, the Partnership acquired a 10.6% interest in OpCo and a 100% interest in Westlake Chemical OpCo GP LLC ("OpCo GP"), which is the general partner of OpCo. OpCo owns three ethylene production facilities and a common carrier ethylene pipeline. Westlake's retained 89.4% noncontrolling interest in OpCo.
Basis of Presentation
The accompanying unaudited combined interim financial statements were prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim periods. Accordingly, certain information and footnotes required for complete financial statements under generally accepted accounting principles in the United States ("U.S. GAAP") have not been included. These interim combined financial statements should be read in conjunction with the December 31, 2014 combined financial statements and notes thereto of OpCo included in the Westlake Chemical Corporation annual report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on February 25, 2015. These combined financial statements have been prepared in conformity with the accounting principles and practices as disclosed in the notes to the combined financial statements of the OpCo for the fiscal year ended December 31, 2014.
Unless the context otherwise requires, references in this report to the "Predecessor" refer to Westlake Chemical Partners LP Predecessor, the Partnership's and OpCo's predecessor for accounting purposes and refer to the time periods prior to the IPO. References in this report to OpCo used in the present tense or prospectively refer to the periods subsequent to the IPO. References to "Westlake" refer collectively to Westlake Chemical Corporation and its subsidiaries, other than the Partnership, OpCo and OpCo GP.
Financial information presented for the periods prior to the IPO on August 4, 2014 consists of the Predecessor's combined results of operations, changes in equity and cash flows. Financial information of the Predecessor is derived from the financial statements and accounting records of Westlake. Subsequent to the IPO, OpCo's financial position, results of operations, changes in equity and cash flows consist of the activities and balances of OpCo.
In the opinion of management, the accompanying unaudited combined financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the Predecessor's combined financial statements for the three months ended March 31, 2014 and OpCo's financial statements as of and for the three months ended March 31, 2015.
Results of operations and changes in cash position for the interim periods presented are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2015 or any other period. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Recent Accounting Pronouncements
Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede the existing revenue recognition guidance. The new accounting guidance creates a framework by which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

period presented in the financial statements with a cumulative catch-up as of the current period. The accounting standard will be effective for reporting periods beginning after December 15, 2016. OpCo is in the process of evaluating the impact that the new accounting guidance will have on its financial position, results of operations and cash flows.
Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items
In January 2015, the FASB issued an accounting standards update to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. Under the new standard, an unusual and infrequent event or transaction is no longer allowed to be separately disclosed as "extraordinary." The standard retains the existing requirement to separately present items that are of an unusual nature or occur infrequently on a pre-tax basis within income from continuing operations. The new guidance also requires similar separate presentation of items that are both unusual and infrequent on a pre-tax basis within income from continuing operations. The standard allows for either prospective or retrospective application. If adopted prospectively, both the nature and amount of any subsequent adjustments to previously reported extraordinary items must be disclosed. The accounting standard will be effective for reporting periods beginning after December 15, 2015 and is not expected to have an impact on OpCo's financial position, results of operations and cash flows.
2. Financial Instruments
Cash Equivalents
OpCo had $95,008 and $40,003 of held-to-maturity securities with original maturities of three months or less, primarily consisting of corporate debt securities, classified as cash equivalents at March 31, 2015 and December 31, 2014, respectively. OpCo's investments in held-to-maturity securities are held at amortized cost, which approximates fair value.
3. Accounts Receivable—Third Parties
Accounts receivable—third parties consist of the following:

	March 31, 2015	December 31, 2014
Trade customers	$16,997	$37,514
Allowance for doubtful accounts	—	—
	16,997	37,514
Other	—	6
Accounts receivable, net—third parties	$16,997	$37,520
4. Inventories
Inventories consist of the following:

	March 31, 2015	December 31, 2014
Finished products	$4,264	$6,257
Feedstock, additives and chemicals	300	377
Inventories	$4,564	$6,634
5. Property, Plant and Equipment
As of March 31, 2015, OpCo had property, plant and equipment, net totaling $866,546. OpCo assesses these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by OpCo when determining if an impairment assessment is necessary include, but are not limited to, significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies and uncertainties associated with governmental actions. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

Depreciation expense on property, plant and equipment of $15,593 and $14,484 is included in cost of sales in the combined statements of operations for the three months ended March 31, 2015 and 2014, respectively.
6. Other Assets
Amortization expense on other assets of $4,210 and $4,530 is included in the combined statements of operations for the three months ended March 31, 2015 and 2014, respectively.
Goodwill
The goodwill balance as of March 31, 2015 and December 31, 2014 was $5,814. There were no changes in the carrying amount of goodwill for the three months ended March 31, 2015.
7. Related Party Transactions
OpCo regularly enter into related party transactions with Westlake. See below for a description of transactions with related parties.
Sales to Related Parties
OpCo sells ethylene to Westlake under the Ethylene Sales Agreement. Additionally, OpCo from time to time provide other services or products for which it charges Westlake a fee. Prior to the IPO, the Predecessor sold the majority of its ethylene to Westlake for use in Westlake's downstream operations.
Sales to related parties were as follows:

	Three Months Ended March 31,
	2015	2014
		Predecessor
Net sales—Westlake	$208,913	$383,927
Cost of Sales from Related Parties
Charges for goods and services purchased by OpCo from Westlake and included in cost of sales relate primarily to feedstock purchased under the Feedstock Supply Agreement and services provided under the services and secondment agreement. Prior to the IPO, services provided by Westlake and included in cost of sales related primarily to services provided by employees of Westlake Management Services, Inc., a subsidiary of Westlake. The cost of services provided by employees of Westlake Management Services, Inc. was allocated to the Predecessor's operations primarily on the basis of direct usage.
Charges from related parties in cost of sales were as follows:

	Three Months Ended March 31,
	2015	2014
		Predecessor
Feedstock purchased from Westlake and included in cost of sales	$80,819	$—
Other charges from Westlake and included in cost of sales	13,896	16,587
Total	$94,715	$16,587
Services from Related Parties Included in Selling, General and Administrative Expenses
Charges for services purchased by OpCo from Westlake and included in selling, general and administrative expenses primarily relate to services Westlake performs on behalf of OpCo under the Omnibus Agreement, including OpCo's finance, legal, information technology, human resources, communication, ethics and compliance, and other administrative functions. Prior to the IPO, the Predecessor was allocated costs incurred by Westlake on its behalf for similar functions. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure. Management believes the allocation of expenses incurred by Westlake on the Predecessor's behalf are reasonable and reflect all costs related to the operations of the Predecessor. Nevertheless, the financial information of the

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

Predecessor may not have included all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods prior to the IPO.
Charges from related parties included within selling, general and administrative expenses were as follows:

	Three Months Ended March 31,
	2015	2014
		Predecessor
Services received from Westlake and included in selling, general and administrative expenses	$5,148	$6,476
Goods and Services from Related Parties Capitalized as Assets
Charges for goods and services purchased by OpCo from Westlake which were capitalized as assets relate primarily to the services of Westlake employees under the Services and Secondment Agreement. Prior to the IPO, salaries and benefits of Westlake Management Services, Inc. were allocated to the Predecessor primarily on the basis of direct usage.
Charges from related parties for goods and services capitalized as assets were as follows:

	Three Months Ended March 31,
	2015	2014
		Predecessor
Goods and services purchased from Westlake and capitalized as assets	$962	$1,830
Accounts Receivable from and Accounts Payable to Related Parties
OpCo's accounts receivable from Westlake result primarily from ethylene sales to Westlake under the Ethylene Sales Agreement. OpCo's accounts payable to Westlake result primarily from feedstock purchases under the Feedstock Supply Agreement and services provided under the Services and Secondment Agreement and the Omnibus Agreement.
The related party accounts receivable and accounts payable balances were as follows:

	March 31, 2015	December 31, 2014
Accounts receivable, net—Westlake	$37,982	$18,529
Accounts payable—Westlake	(11,827)	(5,332)
Debt Payable to Related Parties
OpCo assumed promissory notes payable to Westlake and entered into a senior unsecured revolving credit facility with Westlake in connection with the IPO. Prior to the IPO, the Predecessor funded certain capital expenditures through promissory notes payable to Westlake, a portion of which were assumed by OpCo in connection with the IPO. See Note 8 for description of related party debt payable balances. Interest on related party debt payable balances for the three months ended March 31, 2015 and 2014 were $1,376 and $3,591, respectively, and is reflected as a component of other income (expense) in the combined statement of operations. Interest capitalized as a component of property, plant and equipment on related party debt was $1,215 for the three months ended March 31, 2015. At March 31, 2015 and December 31, 2014, accrued interest on related party debt was $2,591 and $2,403, respectively, and is reflected as a component accrued liabilities in the balance sheet.
Debt payable to related parties was as follows:

	March 31, 2015	December 31, 2014
Long-term debt payable to Westlake	$257,829	$227,638

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

General
OpCo, together with other subsidiaries of Westlake not included in these combined financial statements, is a guarantor under Westlake's revolving credit facility and the indentures governing its senior notes. As of March 31, 2015 and December 31, 2014, Westlake had outstanding letters of credit totaling $29,959 and $32,999, respectively, under its revolving credit facility and $754,000 and $754,000, respectively, outstanding under its senior notes (less the unamortized discount of $862 and $921, respectively).
The indentures governing Westlake's senior notes prevent OpCo from making distributions to the Partnership if any default or event of default (as defined in the indentures) exists. However, Westlake's credit facility does not prevent OpCo from making distributions to the Partnership.
OpCo has entered into two site lease agreements with Westlake in connection with the IPO, and each has a term of 50 years. Pursuant to the site lease agreements, OpCo pays Westlake one dollar per site per year.
8. Long-term Debt Payable to Westlake
Long-term debt payable to Westlake consists of the following:

	March 31, 2015	December 31, 2014
August 2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	$167,116	$167,116
Senior unsecured revolving credit facility (variable interest rate of LIBOR plus 3.0%, original scheduled maturity of August 4, 2019)	90,713	60,522
	$257,829	$227,638
In 2013, three intercompany promissory notes were issued for capital expenditures incurred by Westlake on behalf of the Predecessor's operations (together, the "August 2013 Promissory Notes"). In connection with the IPO, OpCo assumed a portion of the August 2013 Promissory Notes. Proceeds drawn under the August 2013 Promissory Notes during the three months ended March 31, 2015 and 2014 were used to fund capital expenditures at OpCo's and the Predecessor's ethylene plants.
In connection with the IPO on August 4, 2014, OpCo entered into a senior unsecured revolving credit facility agreement with Westlake. The credit facility accrues interest quarterly at a rate of LIBOR plus 3.0%, which may be paid-in-kind as an addition to the principal at OpCo's option.
As of March 31, 2015, OpCo was in compliance with all of the covenants with respect to the August 2013 Promissory Notes and the senior unsecured revolving credit facility.
9. Fair Value Measurements
OpCo reports certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
There were no assets or liabilities accounted for at fair value on a recurring basis as of March 31, 2015 and December 31, 2014. There were no transfers in or out of Levels 1 and 2 of the fair value hierarchy for the three months ended March 31, 2015 and 2014.
OpCo has other financial assets and liabilities subject to fair value measures. These financial assets and liabilities include accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of OpCo's long-term debt at March 31, 2015 and

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

December 31, 2014 are summarized in the table below. OpCo's long-term debt includes related party promissory notes issued to Westlake and a senior unsecured revolving credit facility that OpCo entered into with Westlake in connection with the IPO. The fair value of debt is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because OpCo's valuation methodology used for long-term debt requires the use of significant unobservable inputs, the inputs used to measure the fair value of OpCo's long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of OpCo's long-term debt include the selection of an appropriate discount rate.

	March 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
August 2013 Promissory Notes	$167,116	$167,116	$167,116	$167,116
Senior unsecured revolving credit facility	90,713	103,326	60,522	60,522
10. Income Taxes
OpCo is a limited partnership and is treated as a partnership for U.S. federal income tax purposes and, therefore, is not liable for entity-level federal income taxes. OpCo is, however, subject to state and local income taxes. The Predecessor's operating results were included in Westlake's consolidated U.S. federal and state income tax returns. Amounts presented in the combined financial statements prior to the IPO relate to income taxes that have been determined on a separate tax return basis, and the Predecessor's contribution to Westlake Chemical Corporation's net operating losses and tax credits have been included in the Predecessor's financial statements.
The effective income tax rate was 0.5% for the first quarter of 2015. The effective income tax rate for the first quarter of 2015 is not comparable to the effective income tax rate for the prior-year period as OpCo is not subject to federal income taxes subsequent to the IPO. The effective income tax rate of the Predecessor was 35.2% for the three months ended March 31, 2014. The effective income tax rate for the three months ended March 31, 2014 was above the U.S. federal statutory rate of 35.0% primarily due to state income taxes, mostly offset by the domestic manufacturing deduction and state income tax credits.
11. Supplemental Information
Non-cash Operating Activity
OpCo and the Predecessor settled none and $3,342 of its total interest expense incurred on long-term debt payable to Westlake as an addition to principal on debt outstanding for the three months ended March 31, 2015 and 2014, respectively.
Non-cash Investing Activity
The change in capital expenditure accrual reducing additions to property, plant and equipment was $545 for the three months ended March 31, 2015. The change in capital expenditure accrual increasing additions to property, plant and equipment was $5,264 for the three months ended March 31, 2014.
Interest and Income Taxes
Westlake uses a centralized cash management system to finance its operations. Interest paid, net of interest capitalized, and income taxes have been paid directly by Westlake and charged to the Predecessor through related party accounts receivable, net. Related party accounts receivable, net were settled immediately through net investment, and therefore, the Predecessor did not pay cash for interest expense or income tax expense during the three months ended March 31, 2014. Interest paid, net of interest capitalized was $2,403 for the three months ended March 31, 2015.
12. Major Customer and Concentration of Credit Risk
During the three months ended March 31, 2015 and 2014, Westlake accounted for approximately 80.9% and 68.6%, respectively, of OpCo's and the Predecessor's net sales.
13. Commitments and Contingencies
OpCo is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require it to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. Because several of OpCo's production sites have a history of industrial use, it is impossible to predict precisely what effect

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

these legal requirements will have on OpCo. Westlake has agreed to indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation ("Goodrich") chemical manufacturing facility in Calvert City, Kentucky, which is a portion of the B.F. Goodrich superfund site, Goodrich agreed to indemnify Westlake for any liabilities related to preexisting contamination at the site. Westlake agreed to indemnify Goodrich for post-closing contamination caused by Westlake's operations. The soil and groundwater at the site had been extensively contaminated under Goodrich's operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation ("PolyOne"), and that predecessor assumed Goodrich's indemnification obligations relating to preexisting contamination.
In 2003, litigation arose among Westlake, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007, and the case was dismissed. In the settlement the parties agreed that, among other things: (1) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (2) either Westlake or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (3) Westlake and PolyOne would negotiate a new environmental remediation utilities and services and secondment agreement to cover Westlake's provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City site do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by Westlake that have been invoiced to PolyOne to provide the environmental remediation services were $2,805 in 2014. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne seeks to readjust the percentage allocation of costs and to recover approximately $1,400 from Westlake in reimbursement of previously paid remediation costs. The arbitration is currently stayed pending the outcome of discussions between other parties and their insurance carriers.
State Administrative Proceedings. There are several administrative proceedings in Kentucky involving Westlake, Goodrich and PolyOne related to the same manufacturing site in Calvert City, which includes OpCo's ethylene production facility in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the "Cabinet") re-issued Goodrich's Resource Conservation and Recovery Act ("RCRA") permit which requires Goodrich to remediate contamination at the Calvert City manufacturing site. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich's clean-up obligations under the permit to Westlake. Westlake intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study ("RIFS") being conducted, under the auspices of the U.S. Environmental Protection Agency ("EPA") pursuant to an Administrative Settlement Agreement ("AOC"), which became effective on December 9, 2009. See "Federal Administrative Proceedings" below. Periodic status conferences will be held to evaluate whether additional proceedings will be required.
Federal Administrative Proceedings. In May 2009, the Cabinet sent a letter to the EPA requesting the EPA's assistance in addressing contamination at the Calvert City site under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). In its response to the Cabinet, the EPA stated that it concurred with the Cabinet's request and would incorporate work previously conducted under the Cabinet's RCRA authority into the EPA's cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to OpCo's plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. The EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Calvert City site. In June 2009, the EPA notified Westlake that Westlake may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. Westlake negotiated, in conjunction with the other potentially responsible parties, an AOC and an order to conduct an RIFS. Due to OpCo's ownership and current operation of the property, OpCo may be subject to additional requirements and liabilities under CERCLA.
Potential Flare Modifications. For several years, the EPA has been conducting an enforcement initiative against petroleum refineries and petrochemical plants with respect to emissions from flares. A number of companies have entered into consent agreements with the EPA requiring both modifications to reduce flare emissions and the installation of additional equipment to better track flare operations and emissions. On April 21, 2014, Westlake received a Clean Air Act Section 114 Information Request from the EPA which sought information regarding flares at the Calvert City and Lake Charles facilities. Westlake submitted information pursuant to such request, including information regarding three flares that OpCo owns. The EPA has

WESTLAKE CHEMICAL OPCO LP
NOTES TO COMBINED FINANCIAL STATEMENTS - Continued
(Unaudited)
(in thousands of dollars)

informed Westlake that the information provided leads the EPA to believe that some of the flares are out of compliance with applicable standards. The EPA has demanded that Westlake conduct additional flare sampling and provide supplemental information. Westlake is currently in negotiations with the EPA regarding these demands, some of which are applicable to OpCo's flares. The EPA has indicated that it is seeking a consent decree with that would obligate Westlake to take corrective actions relating to the alleged noncompliance. Westlake has not agreed that any flares are out of compliance or that any corrective actions are warranted. Depending on the outcome of Westlake's negotiations with the EPA, additional controls on emissions from OpCo's flares may be required and these could result in increased capital and operating costs.
Louisiana Notice of Violations. The Louisiana Department of Environmental Quality ("LDEQ") has issued notices of violations regarding OpCo's assets, and those of Westlake, for various air compliance issues. OpCo and Westlake are working with LDEQ to settle these claims, and a global settlement of all claims is being discussed. While settlement may result in a total civil penalty of approximately $200, such a settlement will likely cover assets owned by OpCo and Westlake, and to the extent it covers OpCo's assets, Westlake has agreed to indemnify OpCo for liabilities to the extent such liabilities occurred or existed prior to August 4, 2014.
In addition to the matters described above, OpCo is involved in various routine legal proceedings incidental to the conduct of its business. OpCo does not believe that any of these routine legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.
14. Subsequent Events
Subsequent events were evaluated through the date on which the financial statements were issued.